

Hugh Olson IV · 3rd
Mortgage Loan Underwriter II | 2nd Lien | Austin, TX
Austin, Texas, United States · **Contact info**

500+ connections

 IBC First Equity

Experience


Underwriter II
IBC First Equity · Full-time
Jul 2020 – Present · 1 yr 5 mos
Austin, Texas, United States


Founder
EDTG (Eat Drink To Go) · Self-employed
Mar 2020 – Present · 1 yr 9 mos
Austin, Texas, United States


Business Development Executive
SINC USA · Full-time
Sep 2019 – May 2020 · 9 mos
Austin, Texas Area

SINC USA is a leader in intimate B2B gatherings of Senior IT Executives looking to expand their education, peer connections and understanding of the technologies available to their enterprises.

...see more

 **WF**
Credit Loan Underwriter- 2
Wells Fargo
Oct 2012 – Aug 2019 · 6 yrs 11 mos
Austin, Texas Area

· Analyze information received from credit applications and credit reporting agencies to make prudent credit decisions.
· Negotiate terms and conditions of loan decisions with dealers within established approval/exception guidelines, leveraging risk versus reward, to ensure credit quali ...see more

Education


Scotts Valley High School
High School Diploma
2001 – 2005

Cabrillo College